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The Hudson House & Distillery

Distillery

1835 Route 9W
West Park, NY 12493
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $30,000 invested.
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THE PITCH
The Hudson House & Distillery is seeking investment to complete buildout of our eco-friendly craft distillery and boutique hotel.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

The Hudson House & Distillery is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Barrel Club Invest $2,000 or more to qualify. 30 of 30 remaining

Perks including access to limited releases, special events, special tours, and a 10% discount on all products, merchandise, and drinks at the Hudson House. More details to come

Founders' Club Invest $25,000 or more to qualify. 6 of 6 remaining

Exclusive events with equity shareholders

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EXECUTIVE SUMMARY

The Hudson House & Distillery will be an environmentally friendly, craft distillery, boutique hotel, and event space in West Park, NY in the heart of the Hudson Valley. Itis situated on an iconic 27-acre waterfront property enabling both land and water access. Additionally, The Hudson House will be home to a one-of-a-kind waterfront farm distillery, producing ultra-premium spirits, including vodkas, gins burbons and ryes. The Hudson House & Distillery will also produce hand sanitizers and private label spirits for existing brands looking for a unique extension to their brand positioning in their markets.

5000+ sq. ft. patio for outdoor dining and events
15% of US population within a 6 hour drive of the location
Site plan approved for craft distillery, 25 room hotel, and more
B2B and B2C channels
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THE TEAM

Charles Ferri
Co-Founder | CEO

He graduated with a B.S. from SUNY Buffalo in 1996. From 1997-2000, Charles decided to get a job in finance and started working at Sanford Bernstein Investment Management. Subsequently, he worked at Deutsche Bank from 2000-2004, and at each financial institution he was successful in managing over $1.1 billion in assets for many high net worth individuals, families and select companies in sports, entertainment and media.

In 2004, Charles made the biggest and smartest decision of his life and left a very successful banking career in order to seek out his true passion as an entrepreneur. He started by purchasing a lounge under famed Chelsea Hotel with a few of his closest friends. Charles then expanded to the Hamptons owning the famous Star Room Nightclub. He then decided on creating a vodka line as a special gift for select clientele to remember him and their experience at his very popular and exclusive nightclubs.

Having had the unique opportunity to see firsthand what it takes to measure up to the quality standards sought by socialites, celebrities and VIP's, Charles knew he needed a product that stood out from the many vodka brands on the market today. He really believed the time was right for a luxury American vodka that could out smooth the many known foreign brands saturating the marketplace.

His quest began for Star Vodka by traveling the world, even to Russia, and researching to understand the vodka process. Charles wanted the finest quality ingredients and production facilities in the USA. He met with distillers and purveyors of grains and selected non-genetically modified corn, Cascade Mountain water from Oregon and a unique distillation method called volcanic filtering. Using a testing panel of 20 females (10 vodka drinkers, 10 wine drinkers) Charles would not settle for anything less than a unanimous vote by these women for the final formula for Star Vodka which would take 13 months to finally perfect.

The first production was met with instant success with his closest friends and private clientele! Charles has since been slowly increasing production while staying true to maintaining his highest quality standards. "Building a lasting brand takes time and patience while staying honest to your vision and goals", says Charles. He feels the time is now right to come back to his roots in the Hudson Valley where he grew up and develop this iconic property with a craft distillery. The Hudson House will change the spirits industry!

Most recently, Charles was selected as a main character on Esquire Network's 10-episode docu- series "Lucky Bastards". He has been on Fox Business as a spirit expert and also has been written about along with his brand Star Vodka and featured in major media publications around the country such as The NY Post, Wallstreet Journal, NY Times among others.

Paul Seres
Co-Founder | COO

After graduation from NYU in 1990, Paul Seres formed his own production company making Off- Broadway plays and independent films. By 1992 he had begun producing and co-producing music videos for acts including Run DMC, PM Dawn, Mariah Cary, Mary J. Blige, and Sting.

He continued to work in the short format by directing and producing commercials and on-air promotional spots for clients such as A&E Television Networks, Comedy Central, Paramount Pictures, Columbia Pictures, LifeBeat, GenArts Festival, Discovery Communications, Gap, Jussara Lee, Shiseido Cosmetics, and others.

In 1997 Paul began his television development career, developing programming for such networks as MTV, VH1, Showtime Networks, Bravo, ABC, and Trio.

While establishing himself as a producer and director, Paul began working in the nightlife industry as both a promoter and a manager of several popular spots. As managing partner of Aces & Eights, Seres quickly helped the establishment grow into one of the most popular bars in New York, becoming Anheuser Busch's largest account, surpassing Madison Square Garden in volume of goods sold. Other bars and nightclubs Paul had managerial involvement with were Coffee Shop Bar, Jekyll and Hyde, Mars, Red Zone, Rock Ridge Saloon, Micro Bar, Caddy Shack, and Delta House.

Paul also produced events for corporate clients including L'Oreal, Maybelline, Movado, VisibleWorld, Polaroid, Hasbro, various fashion designers, and Coca-Cola. In 1999, Paul joined Big Fat, a New York based marketing and event agency where he became their in-house event producer and creative director. While at Big Fat, Paul produced national tours and events for clients such as PepsiCo, Lucky Strike, Kool, Seagrams, The History Channel, Stouffers', and Nintendo. In 2001, Paulproduced the national rollout tour for Nintendo's GameCube, a 12-city tour that created 5000 sq. ft. nightclubs out of raw retail spaces in each of the cities. The tour won both a Gold Reggie and a Bronze Reggie for the gaming manufacturer.

In 2002 Paul formed Alba Creative, a boutique branding agency specializing in helping clients receive maximum return on their investment from their target audience. He successfully launched campaigns for IDT, Coldwell Banker, and Netomat among others. In addition to being Chief Strategy Officer, Paul helped create and directed all on-air television and radio spots for their client roster.

In July of 2005 Paul became the Managing Member of Ruby Falls Partners, LLC, a holding company that operated Sol Nightclub, a lounge in

Chelsea's trendy warehouse district. Opened in 2005, Sol has become the destination for upscale urban parties & entertainment, with notables from the Black Eyed Peas, The Pussycat Dolls, Busta Rhymes, Maya, Cee-lo of Gnarls Barkley, Erykah Badu, Serena Williams, Fabolous, Cassie, Tracy Morgan, Jay McCarroll, JC Chasez, Lydia Hearst, to the New York Giants, Jets, and Knicks all being seen at this 29th street destination.

In 2008 Paul formed Helios Hospitality Group, LLC, a hospitality development holding company that is currently developing an enclosed rooftop restaurant/lounge/event space in the Fashion District. In 2012, Paul became a partner and owner at The DL and Dinner on Ludlow, a Lower East Side restaurant lounge that boasts the largest rooftop space in the area. Additionally, in June of 2013, Paul opened with Chef John Keller, Apartment 13, an American Bistro focusing on New York State purveyors and suppliers. Apartment 13 has a focus on pairing cocktails with each individual item on the menu. In 2014, Paul and his group acquired the space that was formerly St. Jerome's, on Rivington St. also in the Lower East Side. One of the original rock n' roll bars in the LES, Paul and his team renovated the entire space, expanded the first floor, and re-opened it as Rvington F & B Jeromes, as a homage to St. Jerome's. Also in 2014, Paul in partnership with Hampshire Hotels, renovated the former XVI space, to create The Attic, a midtown rooftop lounge with Western views and amazing sunsets.

Paul is a former member of Manhattan's Community Board 4 where he was on the Executive Board, Co-Chair of the Business, Licensing and Permitting Committee, which is responsible for making recommendations to the State Liquor Authority for Liquor License Applications, and the Quality of Life Committee. Paul was on the board for 8 years, helping shape the communities from the business perspective.

In 2012, Paul helped formed and became a founding trustee of the New York City Hospitality Alliance, a New York City based trade association and lobbying organization that represents the bars, cafes, lounges, nightclubs and destination hotels that make up the hospitality economic engine for the city. He is now a Vice President and liaises with NYPD on all nightlife matters.

Paul holds a Bachelor Fine Arts in theatre and a minor in film production from New York University's Tisch School of the Arts and a Bachelor Fine Arts in Music Composition with a minor in physics from New York University's School of Arts and Sciences.

Melissa Andrushko Ferri
Partner | Director of Events

Melissa is the owner and principal planner of the New York City based company Variety Vintage & Co. A Rutgers University graduate, Melissa began her career years ago as a Marketing Manager for a Global Drug Manufacturing Company, DSM. She worked closely with the sales team to understand and build strategic partnerships, developed a social media plan, created a customer survey portal, and was always under budget. She received multiple "Exceptional Achievement Awards " during her time at DSM honoring her dedication and surpassing the target goals with the sales team. As time went on, Melissa took on the additional role of Global Events Director where she produced an average of 150 events per year, giving her the opportunity to work in a variety of venues throughout the world; such as Austria, Spain, Germany, and The Netherlands. As the Events Director, Melissa found her true passion, creating events that people would never forget and every time they saw her would reminisce about them. And then the time came for Melissa and her fiancé to get married, who else would plan, organize, arrange, and design the entire production, Melissa! In 2 months, she put her entire wedding together, walked down the aisle to say "I do", and began a new chapter of her life.

After the huge success of her own wedding, Melissa was inspired to start her own Event Production Company and never looked back. Her goal is to create indelible memories for her clients, whether it's for a destination wedding on a tropical island, a cozy dinner celebration for 10 overlooking the Hudson, or a weeklong wedding celebration spanning two continents.

What makes Melissa one of the most sought-after event planners is her style, vision, and expertise. Her success is built on listening, understanding, and complementing some of the most recognized companies, individuals, and brands around the globe.

Since focusing full time on Variety Vintage, she has produced events in New York, New Jersey, Florida, and North Carolina to name a few. Melissa has been awarded "Best of the Knot" for years 2018, 2018, 2019 which is the largest wedding resource in the country.

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30,000 sq. ft.
Floor Space
27 acres
Lot Size
25 rooms
Capacity
1,800 ft
Waterfront Property
40 years
industry
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SUCCESS FACTORS

The synergy between the different components of Hudson House will create an experience greater than the sum of its parts

Location: Our location is ideal in the Hudson Valley with only an hour and a half drive to NYC and less than a two-hour drive to Albany/Saratoga.
Distillery: We will make premium craft spirits on site, offering guests the opportunity to learn about distilling, tour our distillery, and taste the spirits made just downstairs
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Luxury Boutique Hotel: We will offer something that most local and national wineries, vineyards, distilleries and breweries do not, a luxury boutique hotel catering to each of our guest's specific needs. Our completed vision will host a wellness spa, fine dining restaurant, outdoor pool, roof top bar, and 27 acres of land to explore. As we bring more amenities online, The Hudson House will grow into a full resort.
Events: We will have the unique ability to accommodate events year-round, throughout the property. By utilizing the natural topography of the site, each event will have a unique view. Within the Hudson Valley, there currently is a shortage for both outdoor venues as well as event spaces.
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HUDSON HOUSE PRESENTATION
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MARKET ANALYSIS

The Hudson House is at the center of three large and growing markets: Luxury boutique hotels, agrotourism, and wedding services

Luxury Boutique Hotels: or Lifestyle Hotels, represent $6B in global revenues, with a 5.6% CAGR.
Agrotourism: Steady growth since 2000; more than 60 million people visit farms in the US and that number has increased with the growing concern around the food system. State level data shows exponential growth as farms look for new revenue streams.
Wedding Services Industry: A $55B/year industry, with more and more couples creating lavish experiences for their friends and family to enjoy.
Hudson Valley Tourism: In 2013, Ulster County had the highest per person spend in the Hudson Valley at $2800. Tourism accounted for $1.4B of the overall economy for the Hudson Valley.
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JUNE 2021
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DISTILLERY
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VIEWS OF 5,000 SQUARE FOOT DECK 6/29/21
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DRONE FROM HUDSON RIVER

Drone footage from the Hudson River featuring our 5,000 square foot deck 1/17/21

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KINGSTON COMMUNITY RADIO INTERVIEW WITH CHARLES FERRI
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Ramping up Aged-Barrel Production $30,000
Warehouse Equipment (i.e. Forklift) $25,000
Waterfront Build-out: landing, bar, seasonal dock $20,000
Working Capital $9,000
Enhance Trail to Riverfront $10,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,220,500	$2,088,450	$3,391,695	$5,053,864	$7,325,280

Cost of Goods Sold $232,615 $386,172 $773,764 $1,183,026 $1,745,361

Gross Profit $987,885 $1,702,278 $2,617,931 $3,870,838 $5,579,919

EXPENSES

Utilities $51,600 $60,240 $70,356 $105,503 $121,543

Salaries $315,000 $363,000 $652,000 $798,000 $921,000

Insurance $15,800 $16,800 $17,500 $18,600 $20,300

Employee Benefits $63,000 $72,600 $130,400 $159,600 $184,200

Payroll Taxes $25,200 $29,040 $52,160 $63,840 $73,680

Marketing & Advertising $24,000 $75,000 $100,000 $125,000 $135,000

Debt Service $138,000 $138,000 $138,000 $138,000 $138,000

Maintenance/Landscaping $15,000 $18,000 $21,600 $28,800 $34,000

Property Taxes $32,483 $32,483 $32,483 $32,483 $32,483

Telecommunications $4,920 $6,000 $7,050 $8,500 $9,950

Office Supplies $3,600 $4,800 $5,200 $5,800 $6,500

Postage & Shipping $1,900 $2,200 $2,500 $2,700 $2,900

Travel $6,000 $20,000 $35,000 $45,000 $55,000

Delivery Van(s) $14,400 $14,400 $28,800 $28,800 $36,000

Auto(s) $12,000 $12,000 $18,000 $18,000 $18,000

Misc Expenses $15,000 $25,000 $40,000 $60,000 $80,000

Professional Services $5,000 $5,000 $7,500 $10,000 $10,000

Product Development $0 $0 $50,000 $85,000 $105,000

Distillery Upgrade $0 $0 $0 $75,000 $150,000

Operating Profit $244,982 $807,715 $1,209,382 $2,062,212 $3,446,363

This information is provided by The Hudson House & Distillery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2018 Balance Sheet

2018 Income Statement

2019 Balance Sheet

2019 Income Statement

2020 Income Statement

2021 Balance Sheet

Star Estate PPM 7.0 (Jan 1 2021) copy.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends September 24, 2021

Summary of Terms

Legal Business Name Star Estate Development Group, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $30,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1.1%-2.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2027

Financial Condition

No operating history

The Hudson House & Distillery was established in August, 2015. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Subsequent events to historical financials

Since the latest available financial statements of The Hudson House & Distillery, we have had the following material changes and trends:

Increase in costs relating to Construction due to Covid 19.

Took out an SBA backed loan for $230,000 to purchase 4,000 square foot deck to increase social distancing for general public and events.

Forecasted milestones

The Hudson House & Distillery forecasts the following milestones:

First expression, Black Creek Bourbon, in bottles March of 2021

Spring 2021 opening of distillery and tasting room to the public.

Spring/Summer of 2021 the deck, tasting rooms and certain areas of the grounds available for events

Year 2 will show a net profit of $690,000

Year 3 will show a net profit of $740,000

Risk Factors

RISKS SPECIFIC TO THE COMPANY AS A START-UP

The Company will be a new business venture with no prior operating history, subject to all of the risks that are attendant to any such venture. The Company does not anticipate engaging in any business except the operation of The Star Estate. The Company's success will depend on many other factors that cannot be controlled or predicted by the Company, including economic and demographic conditions (both national and local); changes in private and governmental laws, rules and programs; competition from other distilleries, hotels, craft spirits, restaurants, and other entertainment venues; changes in the laws that may prohibit or restrict an Investor's ability to own an interest in the Company; and other factors. While the discussion herein attempting to summarize the foreseeable material risks affecting the operations of the Company, investors should recognize the Company, like any new business venture, is subject to a number of unforeseeable risks.

There can be no assurance that the Company's operations will generate sufficient revenues to cover operating expenses and meet required payments on any debt and lease obligations of the Company. The opportunities for sale, and the profitability of any sale, of The Star Estate by the Company will be subject to the risk of adverse changes in market conditions as well as other risks identified herein.

The Company will not commence operations prior to the closing and, therefore, has no history of operation. The success of the Company is dependent upon the extent to which the Company will be able to operate The Star Estate profitably as a distillery, hotel and event space, and new line of craft spirts.

ECONOMIC CONDITIONS

The risks associated with the Company's proposed business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession will contribute to reduced gross revenues, slower increases in business and downward financial pressure on the Company. From 2008 to present, the global and local economy have each experienced unprecedented economic contraction with a tepid recovery. Hospitality expenditures are dependent on strong levels of disposable income. There is no indication that economic conditions will improve in the near term.

LACK OF OPERATING HISTORY

As set forth above, the Company is a newly-formed entity and has no operating history. The Manager of the Company is two individuals with prior operating history. Since The Company will occupy a yet-to-be purchased property that has not been previously occupied, it's desirability as a hospitality location cannot be predicted with any reasonable certainty. Further, since the Company has not yet developed or produced the spirit line, there is no guarantee there will be sufficient consumer interest to make the line profitable. Factors which may contribute to the success of the Company include its location in Ulster County, New York and competition in the spirit market.

LACK OF SURVEY DATA

The Company has not undertaken any market studies to determine the statistical suitability of the location or the operation.

NEW EMPLOYEES

The Company must attract, hire, and train a number of new employees in a variety of roles, including distillery operators, farm operation personnel, hotel staff, and support personnel. The Company has not yet employed or trained any key personnel in management roles.

ADDITIONAL FINANCING MAY BE REQUIRED

The Company may require additional financing. Although the proceeds of this offering are expected to satisfy the Company's cash needs, we may require significant additional capital to execute our business plan. We cannot be sure that such additional financing will be available on favorable terms or at all. In the event the Company is unable to secure appropriate financing, we will have to wind- up our operations and investors will lose most or all of their investment.

PERMITTING AND CONSTRUCTION DELAYS

The Company intends to make major improvements to the land after purchase. New construction always involves unforeseen delays and cost overruns. Further, should the Company determine or realize that additional modifications are required, additional delays and cost overruns may follow. The Company must compete with others to locate suitable contractors, subcontractors, laborers, and materials. Additionally, obtaining necessary permits and awaiting inspections by local governmental authorities frequently generate delays and changes to plans, which cause costs to escalate.

NO ASSURANCE OF MEETING PROJECTIONS

Any estimates or projections as to the events that may occur in the future are based upon assumptions by the Company. Because the Company has no history of sales, marketing, or operations there can be no assurance that the assumptions upon which projections are based will be realized by the Company in actual operations. Consequently, the financial projections are estimates only, with no historical basis, and should not be relied upon by Investors as anything but a planning tool for the Company's financial goals and objectives. Whether such estimates or projections are realized will depend upon achieving the Company's overall business objectives including the availability of funds resulting from the sale of the Units offered hereby. There is no guarantee that these projections or events will ever be attained or achieved.

OPERATING RISKS

The operating costs of the Company may be affected by factors beyond the control of the Company, including changes in energy costs and shortages, food costs, beverage costs, food shortages, labor costs, inflation, taxes, whether the Company, the Manager and/or its representatives are able to obtain an appropriate liquor license from the New York State Liquor Authority and any other requisite governmental licenses or approvals, adverse weather conditions (including tornadoes, hail, floods, droughts, and other risks that may or may not be covered by insurance) and other unknown contingencies. Income derived from the Company may be adversely affected by various changing local factors such as an increase in local unemployment, competition, changes in the law, or the government under price controls or freezes placed in effect despite rising costs, governmental regulations, and various other risks.

REGULATORY RISKS

The Company will be subject to a wide variety of federal, state, and local regulatory schemes that could have a significant impact on the Company's operations and profitability. Federal, state, and

local legislative bodies have broad discretion in altering or eliminating programs that could contribute significantly to or significantly alter the revenues of the Company. There is no assurance that the Company or the Manager will be issued a license(s) to conduct its business. There is no guaranty that the Company, the Manager, or any of their agents and/or representatives will be issued a license to manufacture liquor or to serve alcoholic beverages. In the event that the Company, the Manager, and/or their representatives are unable to obtain the necessary licenses, the profitability of the Company may be significantly and negatively impacted, including, a total lack of profitability and incurring debts and losses for the Company, the Manager, and the Investors. In addition, legislative bodies may enact legislation that imposes significant new burdens on the operations and ownership of the Company. There can be no assurance that such legislative bodies will not make legislative policy changes (or direct governmental agencies to promulgate regulatory changes) that have adverse effects upon the ability of the Company to generate revenues, the favorable utilization of its property, or the ownership of the Company. The New York State Department of Health, together, with The New York State Liquor Authority, impose various laws and regulations, and have broad investigatory powers, each of which may also have a significant negative impact on the Company's profitability.

LIABILITY AND INSURANCE

The Company's business entails an inherent risk of claims of liability. The Company may become involved as a defendant in lawsuits, which would be subject to the attendant risk of substantial damage awards. While the Company believes it will obtain adequate liability insurance coverage, there can be no assurance that a future claim or claims will not be successful or if successful will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms.

COLLECTION AND REIMBURSEMENT RISK

The Company assumes the financial risk related to the collection of payments from customers, including the potential inability to collect certain accounts and delays attendant to reimbursement such as credit card charge backs and ACH and bank non-payments.

COMPETITION

The Company believes that its business plan is unique and that local competition is lacking. That, however, could change at any time. Furthermore, the creation of a new line of spirits will compete against substantial local and national competition. Competitors may undercut the Company's rates and charges for similar product.

UNINSURED LOSSES

Although the Company will carry comprehensive insurance, including: fire, liquor, general liability, assault and battery, property and casualty, business interruption, and umbrella extended coverage, there are certain risks that are uninsurable or not insurable on terms that are believed by the Company to be economical. Such risks may include, but are not necessarily limited to, earthquakes, floods and other "force majeure" events.

COVID-19

The Company, or certain sub-corporations, and construction thereof, could be shut down by executive order or otherwise due to the Covid-19 pandemic. Some portions of the business could be considered hospitality or similar to a restaurant, which operations have been suspended in the past due to Covid-19.

This information is provided by The Hudson House & Distillery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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